FILED BY COEUR D’ALENE MINES CORPORATION PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO. 1-31561)

Coeur d’Alene Mines Corporation 505 Front Avenue, P.O. Box I Coeur d’Alene, ID 83816-0316 Telephone 208.667.3511 Facsimile 208.667.2213

Press Release

COEUR COMMENTS ON WHEATON RIVER BOARD ANNOUNCEMENT

COEUR OFFERS SUPERIOR PROPOSAL

     Coeur d’Alene, Idaho – May 31, 2004 – Coeur d’Alene Mines Corporation (NYSE:CDE) today made the following statement regarding Wheaton River Minerals Ltd.’s (TSX:WRM, AMEX:WHT) comments today:

     “The combination of Coeur and Wheaton River is compelling and provides superior value – and the market agrees, based on the trading since our announcement,” said Dennis E. Wheeler, Chairman and Chief Executive Officer of Coeur. “For Wheaton River shareholders, this transaction offers higher total value, the only cash component, greater trading liquidity, and superior organic growth in the Americas. We have received a positive reception from Wheaton River shareholders and will continue to meet with them to inform them of our proposal.

     “We are continuing to pursue this as a friendly transaction and we have offered to meet with the Wheaton River Board to discuss our premium offer and respond to any questions they may have. We are surprised and disappointed that Wheaton River’s Board has made a recommendation to its shareholders without conducting any due diligence on Coeur or its properties. While we are disappointed that Wheaton River’s Board has decided to proceed with a transaction that provides its shareholders with significantly less value than Coeur’s offer, Wheaton River shareholders will have the opportunity to make their own decision at their shareholder meeting on June 8, 2004,” Mr. Wheeler added.

     “On January 1, 2004, Coeur completed its restructuring. We eliminated C$394 (US$284) million of high interest debt, and Coeur today is a company with cash of C$322 (US$235) million and no net debt. The market has recognized our successful transformation making Coeur’s shares among the best performing in the market place; and Coeur’s past losses are no longer relevant,” Mr. Wheeler concluded.

     In its offer to Wheaton River, Coeur provided a point-by-point comparison of Coeur’s offer with the pending IAMGOLD transaction. The comparison clearly demonstrates the superiority of the Coeur offer, and is repeated here:

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		Coeur Offer	IAMGOLD Offer	Superior Proposal
1.	Value of Offer	0.649 Exchange + Cash	0.55 Exchange

	May 27, 2004	C$4.50	C$4.06	Coeur
	March 30, 2004	C$5.86	C$5.14	Coeur

2.	Cash in Offer per Share	C$0.50 (US$205mm)	Nil	Coeur

3.	Operating Expertise	70 years	Nil	Coeur

4.	Trading & Liquidity

	Liquidity	$75 mm/day	$45 mm/day	Coeur
	Pro-Forma Exchange	NYSE/TSX	TSX/AMEX	Coeur

5.	Growth Projects

	Projects Contributed	2 Projects + 2	1 Expansion — 19%	Coeur
		Expansion – Wholly Owned	minority interest

6.	Profile

	Silver Production	World’s Largest Primary Silver Co.	6.5 mm ozs	Coeur
	Gold Production	Top 10 Gold Producer	Top 10 Gold Producer	—
	Cash Costs	Cash Costs Below $125/oz	Cash Costs Below $125/oz	—

7.	Reserves & Resources

	Reserves	9 mm ozs	9 mm ozs	—
	Reserves + Resources	21 mm ozs	24 mm ozs	—

     Coeur d’Alene Mines Corporation is the world’s largest primary silver producer, as well as a significant, low-cost producer of gold. The Company has mining interests in Nevada, Idaho, Alaska, Argentina, Chile and Bolivia.

Cautionary Statement

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term “resource” in this press release which the SEC guidelines strictly prohibit us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2003 and Form 10-Q for the quarter ended March 31, 2004. You can review and obtain copies of that filing from the SEC website at http://www.sec.gov/edgar.html.

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This document contains numerous forward-looking statements relating to the Company’s silver and gold mining business. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such forward-looking statements include the statements above as to the impact of the proposed acquisition on both the combined entity and the Company’s shareholders. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the Company’s ability to successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of contingencies. Operating, exploration and financial data, and other statements in this document are based on information the company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company’s future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company’s filings from time to time with the SEC, including, without limitation, the Company’s reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or Coeur. This communication is not a solicitation of a proxy from any security holder of Coeur d’Alene Mines Corporation or Wheaton River Minerals Ltd. If a transaction is agreed upon or an offer commenced, Coeur will file a proxy statement/prospectus and any other relevant documents concerning the proposed transaction with Wheaton River with the SEC and the securities commissions or equivalent regulatory authorities in Canada. YOU ARE URGED TO READ ANY SUCH PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS IF AND WHEN FILED WITH THE SEC AND THE SECURITIES COMMISSIONS OR EQUIVALENT REGULATORY AUTHORITIES IN CANADA BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain any such proxy statement/prospectus (if and when it becomes available) and any other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, you may obtain the proxy statement/prospectus (if and when it becomes available) and the other documents filed by Coeur with the SEC by requesting them in writing from, 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511.

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Contacts:	James A. Sabala
Chief Financial Officer
208-769-8152

Mitchell J. Krebs
Vice President Of Corporate Development
773-388-2902

Joele Frank / Judith Wilkinson
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449